Exhibit 99.2

DESCARTES ANNOUNCES FISCAL 2021 SECOND QUARTER FINANCIAL RESULTS

Record Services Revenues and Cash Provided by Operating Activities

WATERLOO, Ontario — September 9, 2020 — The Descartes Systems Group Inc. (TSX:DSG) (Nasdaq:DSGX) announced its financial results for its fiscal 2021 second quarter (Q2FY21). All financial results referenced are in United States (US) currency and, unless otherwise indicated, are determined in accordance with US Generally Accepted Accounting Principles (GAAP).

“The last six months have cast a spotlight on the logistics industry as an essential service,” said Edward J. Ryan, Descartes’ CEO. “Supply chain resilience and flexibility are now top-of-mind for governments and businesses alike. Technology and connectivity are central to navigating today’s dynamic landscape, helping to ensure the right goods and services are delivered to those that need them most. Our Global Logistics Network is well-positioned to help, by connecting shippers, carriers, logistics services providers and governments to efficiently and securely manage the lifecycle of shipments.”

Q2FY21 Financial Results
As described in more detail below, key financial highlights for Q2FY21 included:
•	Revenues of $84.0 million, up 4% from $80.5 million in the second quarter of fiscal 2020 (Q2FY20) and up from $83.7 million in the previous quarter (Q1FY21);
•
Revenues were comprised of services revenues of $75.3 million (90% of total revenues), professional services and other revenues of $7.4 million (9% of total revenues) and license revenues of $1.3 million (1% of total revenues). Services revenues were up 5% from $71.4 million in Q2FY20 and up 2% from $74.1 million in Q1FY21;

•	Cash provided by operating activities of $34.1 million, up 27% from $26.9 million in Q2FY20 and up 24% from $27.5 million in Q1FY21;
•	Income from operations of $15.0 million, up 15% from $13.1 million in Q2FY20 and down from $15.7 million in Q1FY21;
•	Net income of $10.5 million, up 22% from $8.6 million in Q2FY20 and down from $11.0 million in Q1FY21. Net income as a percentage of revenues was 13%, compared to 11% in Q2 FY20 and 13% in Q1FY21;
•	Earnings per share on a diluted basis of $0.12, up 20% from $0.10 in Q2FY20 and down from $0.13 in Q1FY21; and
•
Adjusted EBITDA of $34.0 million, up 13% from $30.2 million in Q2FY20 and up 3% from $33.0 million in Q1FY21. Adjusted EBITDA as a percentage of revenues was 40%, compared to 38% in Q2FY20 and 39% in Q1FY21.

Adjusted EBITDA and Adjusted EBITDA as a percentage of revenues are non-GAAP financial measures provided as a complement to financial results presented in accordance with GAAP. We define Adjusted EBITDA as earnings before interest, taxes, depreciation, amortization, stock-based compensation (for which we include related fees and taxes) and other charges (for which we include restructuring charges and acquisition-related expenses). These items are considered by management to be outside Descartes' ongoing operational results. We define Adjusted EBITDA as a percentage of revenues as the quotient, expressed as a percentage, from dividing Adjusted EBITDA for a period by revenues for the corresponding period. A reconciliation of Adjusted EBITDA and Adjusted EBITDA as a percentage of revenues to net income determined in accordance with GAAP is provided later in this release.

The following table summarizes Descartes' results in the categories specified below over the past 5 fiscal quarters (unaudited; dollar amounts, other than per share amounts, in millions):

	Q2 FY21	Q1 FY21	Q4 FY20	Q3 FY20	Q2 FY20
Revenues	84.0	83.7	84.2	83.0	80.5
Services revenues	75.3	74.1	73.7	72.6	71.4
Gross margin	73%	74%	73%	73%	74%
Cash provided by operating activities	34.1	27.5	26.4	27.5	26.9
Income from operations	15.0	15.7	13.6	13.7	13.1
Net income	10.5	11.0	11.4	9.7	8.6
Net income as a % of revenues	13%	13%	14%	12%	11%
Earnings per diluted share	0.12	0.13	0.13	0.11	0.10
Adjusted EBITDA	34.0	33.0	32.2	31.5	30.2
Adjusted EBITDA as a % of revenues	40%	39%	38%	38%	38%

Year-to-Date Financial Results
As described in more detail below, key financial highlights for Descartes’ six-month period ended July 31, 2020 (1HFY21) included:
•	Revenues of $167.7 million, up 6% from $158.5 million in the same period a year ago (1HFY20);
•
Revenues were comprised of services revenues of $149.4 million (89% of total revenues), professional services and other revenues of $15.2 million (9% of total revenues) and license revenues of $3.1 million (2% of total revenues). Services revenues were up 8% from $138.4 million in 1HFY20;

•	Cash provided by operating activities of $61.6 million, up 22% from $50.4 million in 1HFY20;
•	Income from operations of $30.7 million, up 23% from $25.0 million in 1HFY20;
•	Net income of $21.6 million, up 36% from $15.9 million in 1HFY20. Net income as a percentage of revenues was 13%, compared to 10% in 1HFY20;
•	Earnings per share on a diluted basis of $0.25, up 25% from $0.20 in 1HFY20; and
•	Adjusted EBITDA of $67.0 million, up 14% from $58.9 million in 1HFY20. Adjusted EBITDA as a percentage of revenues was 40%, compared to 37% in 1HFY20.

The following table summarizes Descartes’ results in the categories specified below over 1HFY21 and 1HFY20 (unaudited, dollar amounts in millions):

	1HFY21	1HFY20
Revenues	167.7	158.5
Services revenues	149.4	138.4
Gross margin	74%	74%
Cash provided by operating activities	61.6	50.4
Income from operations	30.7	25.0
Net income	21.6	15.9
Net income as a % of revenues	13%	10%
Earnings per diluted share	0.25	0.20
Adjusted EBITDA	67.0	58.9
Adjusted EBITDA as a % of revenues	40%	37%

Cash Position
At July 31, 2020, Descartes had $81.9 million in cash. Cash increased $25.9 million in Q2FY21 and increased $37.5 million in 1HFY21. The table set forth below provides a summary of cash flows for Q2FY21 and 1HFY21 in millions of dollars:

	Q2FY21	1HFY21
Cash provided by operating activities	34.1	61.6
Additions to property and equipment	(1.1)	(2.1)
Acquisitions of subsidiaries, net of cash acquired	(5.2)	(29.4)
Proceeds from borrowing on credit facility	-	10.2
Credit facility repayments	(10.1)	(10.1)
Issuances of common shares, net of issuance costs	5.7	5.7
Effect of foreign exchange rate on cash	2.5	1.6
Net change in cash	25.9	37.5
Cash, beginning of period	56.0	44.4
Cash, end of period	81.9	81.9

Acquistion of Kontainers
On June 10, 2020 Descartes acquired Cracking Logistics Limited (“Kontainers”), a UK-based provider of client-facing digital freight execution platforms. The purchase price for the acquisition was approximately $5.4 million, net of cash acquired, which was funded from cash on hand. Additional contingent consideration of up to $6.0 million in cash is payable if certain revenue performance targets are met by Kontainers in the two years following the acquisition.

New Shelf Prospectus

On July 16, 2020, we filed a final short-form base shelf prospectus (the “2020 Base Shelf Prospectus”), allowing us to offer and issue the following securities: (i) common shares; (ii) preferred shares; (iii) senior or subordinated unsecured debt securities; (iv) subscription receipts; (v) warrants; and (vi) securities comprised of more than one of the aforementioned common shares, preferred shares, debt securities, subscription receipts and/ or warrants offered together as a unit. These securities may be offered separately or together, in separate series, in amounts, at prices and on terms to be set forth in one or more shelf prospectus supplements. The aggregate initial offering price of securities that may be sold by us (or certain of our current or future shareholders) pursuant to the 2020 Base Shelf Prospectus during the 25-month period that the 2020 Base Shelf Prospectus, including any amendments thereto, remains valid is limited to an aggregate of $1 billion.

COVID-19
As a result of the COVID-19 pandemic, many countries across the globe, including Canada, the United States and other countries in which we operate, ordered businesses to close or alter their day-to-day operations. In response, we implemented measures that allow our employees to work remotely from home locations, while allowing us to continue to operate our business, service our customers and engage with prospective new customers. In addition, to manage our operating expenses, we continue to mostly suspend travel and participation in external marketing events, and have reduced our typical levels of hiring new employees, all measures which we anticipate will remain in place until the uncertainty caused by the COVID-19 pandemic subsides.

Restructuring Plan
In light of the economic uncertainty to some of Descartes' customers caused by COVID-19, in May 2020, Descartes undertook a restructuring plan to reduce its cost base and further strengthen the company’s financial position. The plan is expected to reduce Descartes’ global workforce by approximately 5% while also providing for the closure of several office facilities where work from home arrangements have proven to be a viable option. The cost of the restructuring is expected to be approximately $2 million. Restructuring activities are substantially advanced with activities anticipated to be completed over the next 6 months. Once completed, Descartes anticipates annualized cost savings of approximately $6 million to $7 million.

Conference Call
Members of Descartes' executive management team will host a conference call to discuss the company's financial results today at 5:00 p.m. ET, Wednesday, September 9. Designated numbers are +1 888 465-5079 for North America and +1 416 216-4169 for international, using Passcode 5773 518#.

The company will simultaneously conduct an audio webcast on the Descartes Web site at www.descartes.com/descartes/investor-relations. Phone conference dial-in or webcast log-in is required approximately 10 minutes beforehand.

A digital replay of the conference call will be available following the call from 8:00 p.m. ET, and until October 9, 2020, at https://onlinexperiences.com/Launch/QReg/ShowUUID=C0A2B254-897C-4894-A8EF-AE3B11790B3E&LangLocaleID=1033 using Passcode 49865497.  An archived replay of the webcast will be available at www.descartes.com/descartes/investor-relations.

About Descartes
Descartes (Nasdaq:DSGX) (TSX:DSG) is the global leader in providing on-demand, software-as-a-service solutions focused on improving the productivity, performance and security of logistics-intensive businesses. Customers use our modular, software-as-a-service solutions to route, schedule, track and measure delivery resources; plan, allocate and execute shipments; rate, audit and pay transportation invoices; access global trade data; file customs and security documents for imports and exports; and complete numerous other logistics processes by participating in the world's largest, collaborative multimodal logistics community. Our headquarters are in Waterloo, Ontario, Canada and we have offices and partners around the world. Learn more at www.descartes.com, and connect with us on LinkedIn and Twitter.
# # #
Descartes Investor Contact:
Laurie McCauley +1-519-746-6114 x202358
investor@descartes.com

Safe Harbor Statement
This release may contain forward-looking information within the meaning of applicable securities laws ("forward-looking statements") that relates to Descartes' expectations concerning future revenues and earnings, and our projections for any future reductions in expenses or growth in margins and generation of cash; our assessment of the current and future potential impact of the COVID-19 pandemic on our business, results of operations and financial condition; continued growth and acquisitions; rate of profitable growth; demand for Descartes' solutions; growth of Descartes' Global Logistics Network (“GLN”); customer buying patterns; customer expectations of Descartes; development of the GLN and the benefits thereof to customers; and other matters. These forward-looking statements are based on certain assumptions including the following: global shipment volumes continuing at levels generally consistent with those experienced historically; the current COVID-19 pandemic not having a material impact on shipment volumes or on the demand for the products and services of Descartes by its customers and the ability of those customers to continue to pay for those products and services; countries continuing to implement and enforce existing and additional customs and security regulations relating to the provision of electronic information for imports and exports; countries continuing to implement and enforce existing and additional trade restrictions and sanctioned party lists with respect to doing business with certain countries, organizations, entities and individuals; Descartes' continued operation of a secure and reliable business network; the stability of general economic and market conditions, currency exchange rates, and interest rates; equity and debt markets continuing to provide Descartes with access to capital; Descartes' continued ability to identify and source attractive and executable business combination opportunities; Descartes' ability to develop solutions that keep pace with the continuing changes in technology, and our continued compliance with third party intellectual property rights. These assumptions may prove to be inaccurate. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of Descartes, or developments in Descartes' business or industry, to differ materially from the anticipated results, performance or achievements or developments expressed or implied by such forward-looking statements. Such factors include, but are not limited to, Descartes' ability to successfully identify and execute on acquisitions and to integrate acquired businesses and assets, and to predict expenses associated with and revenues from acquisitions; the impact of network failures, information security breaches or other cyber-security threats; disruptions in the movement of freight and a decline in shipment volumes including as a result of contagious illness outbreaks; a deterioration of general economic conditions or instability in the financial markets accompanied by a decrease in spending by our customers; the ability to attract and retain key personnel and the ability to manage the departure of key personnel and the transition of our executive management team; changes in trade or transportation regulations that currently require customers to use services such as those offered by Descartes; changes in customer behaviour and expectations; Descartes’ ability to successfully design and develop enhancements to our products and solutions; departures of key customers; the impact of foreign currency exchange rates; Descartes' ability to retain or obtain sufficient capital in addition to its debt facility to execute on its business strategy, including its acquisition strategy; disruptions in the movement of freight; the potential for future goodwill or intangible asset impairment as a result of other-than-temporary decreases in Descartes' market capitalization; and other factors and assumptions discussed in the section entitled, "Certain Factors That May Affect Future Results" in documents filed with the Securities and Exchange Commission, the Ontario Securities Commission and other securities commissions across Canada, including Descartes' most recently filed Management's Discussion and Analysis. If any such risks actually occur, they could materially adversely affect our business, financial condition or results of operations. In that case, the trading price of our common shares could decline, perhaps materially. Readers are cautioned not to place undue reliance upon any such forward-looking statements, which speak only as of the date made. Forward-looking statements are provided for the purpose of providing information about management's current expectations and plans relating to the future. Readers are cautioned that such information may not be appropriate for other purposes.   We do not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in our expectations or any change in events, conditions or circumstances on which any such statement is based, except as required by law.

Reconciliation of Non-GAAP Financial Measures - Adjusted EBITDA and Adjusted EBITDA as a percentage of revenues

We prepare and release quarterly unaudited and annual audited financial statements prepared in accordance with GAAP. We also disclose and discuss certain non-GAAP financial information, used to evaluate our performance, in this and other earnings releases and investor conference calls as a complement to results provided in accordance with GAAP. We believe that current shareholders and potential investors in our company use non-GAAP financial measures, such as Adjusted EBITDA and Adjusted EBITDA as a percentage of revenues, in making investment decisions about our company and measuring our operational results.

The term “Adjusted EBITDA” refers to a financial measure that we define as earnings before certain charges that management considers to be non-operating expenses and which consist of interest, taxes, depreciation, amortization, stock-based compensation (for which we include related fees and taxes) and other charges (for which we include restructuring charges and acquisition-related expenses). Adjusted EBITDA as a percentage of revenues divides Adjusted EBITDA for a period by the revenues for the corresponding period and expresses the quotient as a percentage.

Management considers these non-operating expenses to be outside the scope of Descartes’ ongoing operations and the related expenses are not used by management to measure operations. Accordingly, these expenses are excluded from Adjusted EBITDA, which we reference to both measure our operations and as a basis of comparison of our operations from period-to-period. Management believes that investors and financial analysts measure our business on the same basis, and we are providing the Adjusted EBITDA financial metric to assist in this evaluation and to provide a higher level of transparency into how we measure our own business. However, Adjusted EBITDA and Adjusted EBITDA as a percentage of revenues are non-GAAP financial measures and may not be comparable to similarly titled measures reported by other companies. Adjusted EBITDA and Adjusted EBITDA as a percentage of revenues should not be construed as a substitute for net income determined in accordance with GAAP or other non-GAAP measures that may be used by other companies, such as EBITDA. The use of Adjusted EBITDA and Adjusted EBITDA as a percentage of revenues does have limitations. In particular, we have completed six acquisitions since the beginning of fiscal 2020 and may complete additional acquisitions in the future that will result in acquisition-related expenses and restructuring charges. As these acquisition-related expenses and restructuring charges may continue as we pursue our consolidation strategy, some investors may consider these charges and expenses as a recurring part of operations rather than expenses that are not part of operations.

The table below reconciles Adjusted EBITDA and Adjusted EBITDA as a percentage of revenues to net income reported in our unaudited Consolidated Statements of Operations for Q2FY21, Q1FY21, Q4FY20, Q3FY20, and Q2FY20, which we believe is the most directly comparable GAAP measure.

(US dollars in millions)	Q2FY21	Q1FY21	Q4FY20	Q3FY20	Q2FY20
Net income, as reported on Consolidated Statements of Operations	10.5	11.0	11.4	9.7	8.6
Adjustments to reconcile to Adjusted EBITDA:
Interest expense	0.3	0.3	0.4	0.4	1.4
Investment income	-	-	(0.1)	-	-
Income tax expense	4.2	4.4	1.9	3.5	3.1
Depreciation expense	1.4	1.6	2.9	1.2	1.1
Amortization of intangible assets	14.1	13.7	14.1	14.5	14.1
Stock-based compensation and related taxes	1.8	1.2	1.3	1.4	1.3
Other charges	1.7	0.8	0.3	0.8	0.6
Adjusted EBITDA	34.0	33.0	32.2	31.5	30.2

Revenues	84.0	83.7	84.2	83.0	80.5
Net income as % of revenues	13%	13%	14%	12%	11%
Adjusted EBITDA as % of revenues	40%	39%	38%	38%	38%

The table below reconciles Adjusted EBITDA and Adjusted EBITDA as a percentage of revenues to net income reported in our unaudited Consolidated Statements of Operations for 1HFY21 and 1HFY20, which we believe is the most directly comparable GAAP measure.

(US dollars in millions)	1HFY21	1HFY20
Net income, as reported on Consolidated Statements of Operations	21.6	15.9
Adjustments to reconcile to Adjusted EBITDA:
Interest expense	0.6	3.6
Investment income	(0.1)	(0.1)
Income tax expense	8.6	5.6
Depreciation expense	3.0	2.0
Amortization of intangible assets	27.8	26.9
Stock-based compensation and related taxes	3.0	2.3
Other charges	2.5	2.7
Adjusted EBITDA	67.0	58.9

Revenues	167.7	158.5
Net income as % of revenues	13%	10%
Adjusted EBITDA as % of revenues	40%	37%

The Descartes Systems Group Inc.
Condensed Consolidated Balance Sheets
(US dollars in thousands; US GAAP; Unaudited)

	July 31,	January 31,
	2020	2020 (Audited)
ASSETS
CURRENT ASSETS
Cash	81,862	44,403
Accounts receivable (net)
Trade	32,982	35,118
Other	11,574	7,294
Prepaid expenses and other	14,810	12,984
Inventory	344	411
	141,572	100,210
OTHER LONG-TERM ASSETS	14,015	13,520
PROPERTY AND EQUIPMENT, NET	12,532	13,731
RIGHT-OF-USE ASSETS	12,640	12,877
DEFERRED INCOME TAXES	17,786	21,602
INTANGIBLE ASSETS, NET	245,464	256,956
GOODWILL	544,388	523,690
	988,397	942,586
LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Accounts payable	7,518	7,667
Accrued liabilities	31,824	34,876
Lease obligations	4,037	3,928
Income taxes payable	1,488	1,329
Deferred revenue	47,417	41,143
	92,284	88,943
LONG-TERM DEBT	-	-
LONG-TERM LEASE OBLIGATIONS	9,570	9,477
LONG-TERM DEFERRED REVENUE	1,122	920
LONG-TERM INCOME TAXES PAYABLE	6,828	6,470
DEFERRED INCOME TAXES	22,668	15,067
	132,472	120,877

SHAREHOLDERS’ EQUITY
Common shares – unlimited shares authorized; Shares issued and outstanding totaled 84,473,968 at July 31, 2020 (January 31, 2020 – 84,156,316)	531,225	524,154
Additional paid-in capital	460,634	459,269
Accumulated other comprehensive loss	(21,753)	(25,944)
Accumulated deficit	(114,181)	(135,770)
	855,925	821,709
	988,397	942,586

The Descartes Systems Group Inc.
Consolidated Statements of Operations
(US dollars in thousands, except per share and weighted average share amounts; US GAAP; Unaudited)

	Three Months Ended		Six Months Ended
	July 31,	July 31,	July 31,	July 31,
	2020	2019	2020	2019

REVENUES	84,045	80,540	167,748	158,544
COST OF REVENUES	22,397	21,137	44,264	40,993
GROSS MARGIN	61,648	59,403	123,484	117,551
EXPENSES
Sales and marketing	9,421	10,035	18,743	20,167
Research and development	13,076	13,358	26,655	26,086
General and administrative	8,331	8,228	17,068	16,706
Other charges	1,671	600	2,454	2,664
Amortization of intangible assets	14,085	14,102	27,798	26,879
	46,584	46,323	92,718	92,502
INCOME FROM OPERATIONS	15,064	13,080	30,766	25,049
INTEREST EXPENSE	(312)	(1,444)	(632)	(3,603)
INVESTMENT INCOME	19	41	63	112
INCOME BEFORE INCOME TAXES	14,771	11,677	30,197	21,558
INCOME TAX (RECOVERY) EXPENSE
Current	(4,146)	1,626	(331)	3,361
Deferred	8,375	1,478	8,939	2,304
	4,229	3,104	8,608	5,665
NET INCOME	10,542	8,573	21,589	15,893
EARNINGS PER SHARE
Basic	0.13	0.11	0.26	0.20
Diluted	0.12	0.10	0.25	0.20
WEIGHTED AVERAGE SHARES OUTSTANDING (thousands)
Basic	84,316	81,049	84,237	79,132
Diluted	85,753	82,245	85,585	80,287

The Descartes Systems Group Inc.
Condensed Consolidated Statements of Cash Flows
(US dollars in thousands; US GAAP; Unaudited)

	Three Months Ended		Six Months Ended
	July 31,	July 31,	July 31,	July 31,
	2020	2019	2020	2019
OPERATING ACTIVITIES
Net income	10,542	8,573	21,589	15,893
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation	1,405	1,075	2,985	1,967
Amortization of intangible assets	14,085	14,102	27,798	26,879
Stock-based compensation expense	1,566	1,325	2,734	2,264
Other non-cash operating activities	(27)	182	51	11
Deferred tax expense	8,375	1,478	8,939	2,304
Changes in operating assets and liabilities	(1,860)	186	(2,477)	1,038
Cash provided by operating activities	34,086	26,921	61,619	50,356
INVESTING ACTIVITIES
Additions to property and equipment	(1,063)	(997)	(2,085)	(2,395)
Acquisition of subsidiaries, net of cash acquired	(5,237)	(40,472)	(29,374)	(280,335)
Cash used in investing activities	(6,300)	(41,469)	(31,459)	(282,730)
FINANCING ACTIVITIES
Proceeds from borrowing on the credit facility	-	43,809	10,196	285,015
Credit facility repayments	(10,065)	(267,930)	(10,065)	(287,862)
Payment of debt issuance costs	-	(432)	(38)	(1,814)
Issuance of common shares for cash, net of issuance costs	5,690	237,071	5,706	237,803
Cash (used in) provided by financing activities	(4,375)	12,518	5,799	233,142
Effect of foreign exchange rate changes on cash	2,475	(158)	1,500	(704)
Increase (decrease) in cash	25,886	(2,188)	37,459	64
Cash, beginning of period	55,976	29,550	44,403	27,298
Cash, end of period	81,862	27,362	81,862	27,362